

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2024

Gary M. Owens
Chief Executive Officer
Mesa Laboratories, Inc.
12100 West Sixth Avenue
Lakewood, Colorado 80228

> **Re: Mesa Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2023**
> **Filed May 30, 2023**
> **File No. 000-11740**

Dear Gary M. Owens:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services